Via Facsimile and U.S. Mail
Mail Stop 6010

March 13, 2008

Kevin Twomey
Executive Vice President and
Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Re: Rite Aid Corporation
Form 10-K for the Fiscal Year Ended March 3, 2007
Filed April 30, 2007
File Number: 001-05742

Dear Mr. Twomey:

We have reviewed your February 25, 2008 response to our February 11, 2008 letter and have the following comments. For comments one and two below, we think you should revise your Form 10-K for fiscal year ended March 3, 2007 in response to these comments. For comment three, we request you to further revise and provide us the disclosure that you intend to include in your Form 10-K for fiscal 2008. After reviewing your amendment and the information provided, we may raise additional comments and/or request that you further amend your filing.

Form 10-K for the Fiscal Year Ended March 3, 2007

<u>Item 1. Business</u>

1. We note your response to Comment 1 and reissue the comment in part. We note that on page 16 of your filing, you disclose that the loss of the supply agreement with McKesson Corporation would have a negative effect on your results of operations, financial condition and cash flow. Because of this dependency, you should file the supply agreement as a material contract. Please file this agreement as part of an amendment to your Form 10-K for the Fiscal Year ended March 3, 2007, and not with your next Form 10-K.

Schedule 14A

Certain Relationships and Related Transactions

Relationship with Leonard Green & Partners L.P., page 44

2. We note your response to Comment 1 and reissue the comment in part. Please file as an exhibit the agreement you have with Leonard Green & Partners, L.P. for financial advisory services, as the agreement is a related party agreement and therefore subject to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file this agreement as part of an amendment to your Form 10-K for the Fiscal Year ended March 3, 2007, and not with your next Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

3. We note your response to Comment 2. Please revise your proposed disclosure to clarify that the sensitivity analyses are based on reasonably likely changes. Also, include in that disclosure how you determined the reasonably likely variability in the estimates such as whether and to what extent the sensitivity analyses are based on historical changes in estimates and/or any other factors considered.

* * * *

Please amend your filing in response to comments one and two, and provide us the revised disclosure in response to comment three within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant